Exhibit 16(a)(1)(i)

CODDLE CREEK FINANCIAL CORP.

OFFER TO PURCHASE FOR CASH

ALL OF ALL SHARES OF ITS COMMON STOCK HELD BY HOLDERS

OF 99 OR FEWER SHARES FOR A PURCHASE PRICE OF

$38.00 NET PER SHARE

This Offer to Purchase will expire at 5:00 p.m. Eastern Standard Time on Wednesday, October 29, 2003, unless the Offer is extended or earlier terminated.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS OFFER, PASSED

UPON THE MERITS OR FAIRNESS OF THIS OFFER OR PASSED UPON THE ADEQUACY OR

ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE, AND ANY REFERENCE

TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

Coddle Creek Financial Corp. (the “Company,” “us,” “we,” “our,” or “ours”) is offering to purchase all shares of our common stock held by our stockholders who own 99 or fewer shares as of the close of business on September 19, 2003 and continue to do so during the offering upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). The Offer is conditioned, as to each eligible shareholder, upon that shareholder tendering all of the shares of common stock held by the shareholder to the Company. Partial tenders will not be accepted.

The Company is offering to purchase these shares of common stock at $38.00 per share in cash. This price represents a $4.25 or 12.6% premium over the last share sales price of our common stock as reported on the OTC Bulletin Board on September 18, 2003, which was the last trade prior to the close of the record date. Also, if you are an eligible record shareholder and you tender your shares directly to the Company, you will not incur any sales commission or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with that broker, bank or institution to determine whether transaction costs are applicable.

The purpose of this Offer is to reduce the number of persons owning shares of the Company’s common stock. If, after completion of this Offer, we have fewer than 300 stockholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934 (the “Exchange Act”), the Board of Directors intends to deregister the Company’s common stock with the Securities and Exchange Commission (“SEC”) and become a private company. One result of the Company “going private” would be that we would no longer have to file periodic reports with the SEC, as required under the Exchange Act, including, among other reports, annual reports on Forms 10-KSB and quarterly reports on Forms 10-QSB. In addition, we would not be subject to the SEC’s proxy rules. The Board of Directors estimates that this could result in a significant cost savings to the Company and allow management to focus on its regular business activities. This decision is principally in response to the recent enactment of the Sarbanes-Oxley Act legislation and additional reporting and audit requirements adopted thereunder applicable to all public companies. If this Offer does not result in a reduction of the number of shareholders necessary for the Company to deregister with the SEC, the Board of Directors will likely consider additional alternatives to achieve that result if it remains in the Company’s best interests.

Any eligible shareholders who desires to tender all of his shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this Offer, in accordance with the instructions of the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or (ii) request his broker, dealer, commercial bank, trust company or nominee to effect the transaction. An eligible shareholder who desires to tender his shares and whose certificates for such shares are not immediately available may tender his shares by following the procedure for guaranteed delivery set forth in the Section entitled “Terms of the Offer – Procedure for Tendering Shares – Guaranteed Delivery.”

If you have any questions regarding this Offer or need additional copies of any of the Offer documents, you should contact Triangle Capital Partners, LLC, who is serving as the Information Agent for this Offer, at 3600 Glenwood Avenue, Suite 104, Raleigh, North Carolina 27612; (919) 719-4785 (telephone) or toll free at (800) 339-4408; (919) 719-4777 (facsimile). You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this Offer. The Company’s principal executive office is located at 347 N. Main Street, Mooresville, North Carolina 28115, and our telephone number is (704) 664-4888.

PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE MAKING AN INVESTMENT DECISION

NOTE

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this Offer, passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase, and any reference to the contrary is a criminal offense. In addition, no person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether shareholders should tender shares pursuant to this Tender Offer, except for the recommendation of our Board of Directors as set forth in the letter accompanying this offer to purchase from George Brawley on behalf of the Board of Directors. No other person has been authorized to give any information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this Offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no responsibility or obligation to update any such forward-looking statements.

SUMMARY OF TERMS

This summary of terms, as well as the questions and answers that follow, highlights selected information included elsewhere in this Offer to Purchase. The summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated by reference, before making a decision to tender your shares to us. All references to the “Company,” “we,” “us,” “our,” and “ours” refer to Coddle Creek Financial Corp. and its subsidiary.

•	The Company is offering to purchase for cash all shares of our common stock, no par value, held by stockholders who own 99 or fewer shares as of the close of business on September 19, 2003, the record date. Additional information regarding the terms of the Offer is set forth in “Terms of the Offer.”

•	This Offer is only available to those stockholders who own of record or beneficially own 99 or fewer shares on the record date.

•	This offer is voluntary. Eligible stockholders may, but are not required to, tender their shares. However, eligible stockholders who wish to accept this Offer must tender all of the shares they own. Partial tenders will not be accepted.

•	The purchase price we are offering is $38.00 per share. This price represents a $4.25 or 12.6% premium over the last share sales price of our common stock as reported on the OTC Bulletin Board on September 18, 2003 (the last trade prior to the close of the record date).

•	Shareholders who tender their shares pursuant to this Offer will still receive the regular $0.25 per share dividend declared by our Board of Directors on September 16, 2003. See “Special Factors – Entitlement to Regular Quarterly Dividend Declared September 16, 2003.”

•	Eligible stockholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether transaction costs are applicable.

•	The purchase price will paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the Offer. We will not pay any interest on the purchase price during the period between when your shares are tendered and the date you receive payment.

•	This Offer will expire at 5:00 p.m. Eastern Standard Time on October 29, 2003, unless we elect to extend it or terminate it earlier. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See “Terms of the Offer – Expiration and Extension of the Offer; Amendment.”

•	You may withdraw your tender of shares at any time up until the expiration of the tender offer. See “Terms of the Offer – Withdrawal Rights.” If you elect to sell your shares to us pursuant to this Offer, you will no longer be a stockholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared after this Offer is completed.

•	The sale of your shares will be a taxable transaction for United States federal income tax purposes and may be such for state and local income tax purposes as well. See “Special Factors – Certain United States Federal Income Tax Consequences.” You should consult with your personal tax advisor before tendering your shares pursuant to this Offer.

•	If, after the completion of this Offer, the Company has fewer than 300 stockholders of record, we intend to deregister our common stock under the Exchange Act and become a non-reporting company. As a result, we will no longer file periodic reports with the SEC, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB. In addition, we will no longer be subject to the SEC’s proxy rules. However, we currently intend to provide our stockholders with annual audited financial statements.

•	If we deregister our common stock under the Exchange Act, our common stock will no longer be eligible for trading on the OTC Bulletin Board. We anticipate that our common stock may be quoted on the Pink Sheets Electronic Quotation System. However, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after “going private.” As a result, it may be more difficult for remaining stockholders to sell their shares. See “Special Factors – Effects of Tender Offer.”

•	Since this Offer is voluntary, and the shares will be sold at a premium to the current market price, we have not engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer.

If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact the Information Agent or talk with your broker.

QUESTIONS AND ANSWERS

Q:	Who Is Offering To Purchase My Shares?

A:	Coddle Creek Financial Corp. is offering to purchase shares of its common stock held by stockholders who own 99 or fewer shares on the record date of September 19, 2003.

Q:	Am I Eligible To Participate In The Offer?

A:	You are eligible to tender your shares only if you own 99 or fewer shares of common stock, regardless of whether you own your shares of record (i.e. in your own name) or beneficially (i.e., in “street name” held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.

Q:	What Will The Company Pay Me For My Shares?

A:	We are offering to pay $38.00 per share of Company common stock, in cash, without interest.

Q.	If I tender my shares, will I receive the regular $0.25 per share dividend declared September 16, 2003?

A.	Yes. The regular cash dividend declared on September 16, 2003 will be paid on October 15, 2003, which is prior to the expiration of Offer. However, you will not be eligible to receive dividends after the close of this Offer.

Q:	Will I Have To Pay Brokerage Commissions?

A:	No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether any transaction costs will be incurred.

Q:	When Will I Receive My Money?

A:	Your check will be mailed promptly after the expiration of the Offer. Please allow sufficient time for the postal service to deliver your check.

Q:	Do I Have To Tender My Shares?

A:	No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your right as a stockholder, including the right to vote your shares and receive dividends.

Q:	Can I Tender Less Than All Of My Shares?

A:	No. You must tender all of your shares if you wish any of your shares to be tendered. Partial tenders will not be accepted.

Q:	How Do I Tender My Shares?

A:	If you hold your shares “of record” in your own name, you can tender your shares by completing and sending the enclosed Letter of Transmittal (the blue document) along with any other documents required by the Letter of Transmittal and your stock certificates to Registrar and Transfer Company (the “Depositary”) at the address listed on the enclosed Letter of Transmittal.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e. in “street name”), you should contact them if you desire to tender your shares. You will need to provide them with the instructions as to how to tender your shares included with this package.

If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (the yellow document) followed by your certificates and other documents within three (3) days.

You may also call the Depositary toll free at (800) 368-5948 or the Information Agent at (919) 719-4785 (or toll free at (800) 339-4408) for additional information. See “Terms of Offer – Procedure for Tendering Shares” for more detailed instructions.

Q:	How Much Time Do I Have To Tender My Shares?

A:	You may tender your shares at any time until 5:00 p.m. Eastern Standard Time on October 29, 2003. We may extend the Offer or waive any unfulfilled condition in our sole discretion.

Q:	How Will I Be Notified If The Offer Is Extended?

A:	If the Offer is extended past October 29, 2003, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced expiration date.

Q;	Until What Time Can I Withdraw Previously Tender Shares?

A:	You can withdraw tendered shares at any time prior to the expiration date, October 29, 2003. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within twenty (20) business days of the expiration or extension of the Offer.

Q:	How Do I Withdraw Previously Tendered Shares?

A:	You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to the Depositary at the address provided at the end of this Offer to Purchase.

Q:	What If I Have Lost My Stock Certificate?

A:	If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the Offer, please contact the Depositary at the address provided at end of this Offer to Purchase.

Q:	What Is The Company’s Purpose In Making This Offer?

A:	We are making the Offer in order to reduce the number of stockholders owning the Company’s common stock. If, after this Offer, the number of stockholders is less than 300, we intend to deregister our common stock under the Securities and Exchange Act of 1934. As a result, we will no longer be subject to the SEC’s periodic reporting requirements or its proxy rules and regulations. In addition, we will no longer be subject to additional reporting and audit requirements adopted under the Sarbanes-Oxley Act with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in cost savings for the Company and will permit management to focus on its business opportunities. Also, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q:	Will The Company Remain A Public Company After The Completion Of This Offer?

A:

If this Offer results in the number of our stockholders of record falling below 300, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 300 or more stockholders of record remaining, the Company’s Board of Directors will likely consider other options to reduce the number of shareholders below 300 and deregister if the Board determines it is in the best interests of the Company. Once the Company deregisters from the Exchange Act, we do not expect our common stock will be eligible for listing on the OTC Bulletin Board. Thereafter, we anticipate that our common stock may be quoted in the “pink sheets,” but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. As a result, it may become even more difficult for our remaining stockholders to sell their shares.

Q:	How Will The Company Pay For The Shares Offered?

A.	The Company will pay for any tendered shares out of its cash and liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient paid in capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.

Q:	Can The Company Amend The Terms Of The Offer?

A.	Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.

Q:	Did The Board Of Directors Receive Any Fairness Opinions Or Similar Reports Regarding The Fairness Of The Offer?

A:	No. The Board of Directors did not receive any opinions or reports from outside financial advisors due to the fact that this is a voluntary offer for a limited number of shares at a premium above the last reported market price.

Q:	What Are The Federal Income Tax Consequences Of Participating In The Offer?

A:	Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender. Your tender of shares may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. See “Special Factors – Certain United States Federal Income Tax Consequences.”

Q:	Who Can I Contact If I Have Additional Questions About The Offer?

A:	If you have any additional questions, you may contact the Information Agent at the address or telephone number set forth at the back of this Offer to Purchase.

SPECIAL FACTORS

Background of Tender Offer

In 1997, the Company became a public holding company of Mooresville Savings Bank, Inc., S.S.B. (the “Bank”). The Bank had previously operated as a mutual North Carolina-chartered savings bank, but it converted to a North Carolina-chartered stock savings bank and issued all of its capital stock to the Company, which was newly formed at that time. The Company then initiated an initial public offering of its common stock, no par value. The Company’s activities consist of (i) investing capital originally received during the initial public offering and retained at the holding company level, (ii)

holding the indebtedness outstanding from the Mooresville Savings Bank, Inc., S.S.B. Employee Stock Ownership Plan, and (iii) owning the Bank.

There are approximately 400 shareholders of record who owned 699,156 shares of our common stock on the record date. However, approximately 71% of these shares are held by brokerage accounts in “street name”, so that the number of actual beneficial owners of common stock exceeds the number of holders of record. All shares held by our Employee Stock Ownership Plan are held in “street name.”

There has been a limited trading market for our common stock in recent years. This may be due, in part, to the relatively few number of shareholders owning the Company’s stock. In addition, approximately 35% of the Company’s common stock is beneficially owned or controlled by the executive officers and directors of the Company. In the past twelve months ending September 19, 2003, our common stock was not traded at all on 196 of the 250 eligible trading days. On the days traded, our common stock had a trading volume of 13,700 shares, 42,900 shares and 143,900 shares for the three month, six month and twelve month periods ending September 19, 2003, respectively. Of the 143,900 shares traded during the last twelve months, 75.1% were traded on only five of the 54 active trading days. As a result, a relatively small number of shares are typically traded on those days where trading actually occurs.

Our limited trading market has not allowed our shareholders to recognize the primary benefit which should be available to shareholders of a publicly traded company, which is the ability to buy and sell stock in a liquid market in which accurate and timely pricing information is readily available.

Another potential advantage of being a publicly traded institution is the ability to access public capital markets to meet additional capital needs. However, since becoming a public company in 1997, we have had no additional capital needs. In fact, we have traditionally held excess capital resulting in our payment of two special return of capital dividends in the amounts of $17.18 in September 1999 and $20.00 in January 2001. We have also not made any additional public offerings of common stock or any other equity or debt securities since our organization in 1997. In addition, we have not used our common stock as consideration for any acquisition. Currently, we do not anticipate issuing additional shares of common stock in either public or private transactions.

Although our shareholders are provided some benefit from our being a publicly traded company, we feel that our compliance with increasingly stringent reporting and auditing requirements provides many disadvantages to off-set this benefit. As a “reporting company” under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act, in addition to other reports and forms from time to time. In the wake of the Enron and WorldCom scandals, we are subject to increased and constantly changing regulatory requirements under the newly enacted Sarbanes-Oxley Act. Compliance with these SEC reporting and audit requirements and increased regulatory restrictions diverts the time of senior management and financial staff from other Company business. Also, as a result of these increased and changing legislative requirements, outside legal, auditing and accounting costs continue to rise and will continue to rise in the future.

Smaller publicly traded institutions, such as the Company, may have more difficulty absorbing these costs and resource allocations than larger publicly traded institutions since they represent a larger portion of our revenues. Also, due to our status as a bank holding company which owns a state savings bank, we will continue to be extensively regulated under other federal and state laws. The Bank will also be subject to periodic reporting requirements and inspections from certain regulatory agencies including the Federal Deposit Insurance Commission (“FDIC”), the Board of Governors of the Federal Reserve (the

“Federal Reserve Board”) and the North Carolina Commissioner of Banks of the North Carolina Department of Commerce (the “North Carolina Commissioner of Banks” or the “Commissioner”).

Purposes of the Offer

The Board of Directors has proposed the Offer for the following purposes:

• To Become a Private Company. If at the conclusion of this Offer the number of Company stockholders of record is less than 300, the Board of Directors intends to deregister the Company’s common stock with the SEC. This will allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements will be reduced significantly. As a result, the Company’s management will be able to better focus on its business activities, including any long term business strategies as well as the needs of our customers and remaining shareholders. Also, the Company will not be subject to increasing costs associated with its compliance with the Exchange Act and additional laws and regulations resulting from the recently enacted Sarbanes-Oxley Act. If the Company continues to have more than 300 shareholders after this Offer is completed, the Board of Directors may explore other alternatives to reduce the number of Company stockholders to allow the Company to deregister with the SEC.

• Reduce Expenses Associated with Administering Small Stockholder Accounts. The expense of administering accounts of small stockholders is disproportionate to their ownership interest in the Company. As of the record date, we estimate that we had approximately 164 stockholders of record that held 99 or and fewer shares and 45 stockholders who beneficially owned 99 or fewer shares. These eligible record and beneficial shareholders hold an approximate aggregate of 6,600 shares of our common stock. As a result, these odd-lot owners hold approximately 0.94% of all of our common stock. A disproportionate amount of our administrative expense relating to stockholder accounts and reporting requirements are attributable to those stockholders holding less than 1% of our issued and outstanding stock. Even if the record stockholder base does not fall below 300, we believe that every tender by a qualified odd-lot stockholder will reduce our expenses going forward.

• Provide Certain Stockholders the Opportunity to Sell Shares at a Premium Without Incurring Brokerage Commissions. Currently, the trading market for our common stock is not very liquid. As a result, it may be difficult for some stockholders to dispose of their shares when they choose. Shareholders holding small amounts of common stock may find it uneconomical to dispose of shares due to minimum brokerage commissions which are often charged. This Offer will permit those shareholders to directly tender small amounts of shares at a premium without paying minimum brokerage commissions.

Our Reasons For Pursuing The Odd-Lot Offer Rather Than Other Alternatives

We believe that this odd-lot Offer is currently our best strategy to achieve the objectives discussed in “Purposes of the Offer” above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of stockholders to less than 300. These other considerations included (i) a tender offer made available to all holders of common stock (rather than those odd lot holders owning 99 shares or less) and (ii) a reverse stock split or cash out merger.

Specifically, the Board of Directors investigated the possibility of making a tender offer to purchase a set number of shares of common stock from each shareholder (e.g. 100 shares per shareholder). However, it is our understanding that this proposed format of a tender offer is not permitted under the rules and regulations of the Exchange Act. The Company also considered making a tender offer for a fixed number of total shares to all Company stockholders. However, we had no assurances that this type of tender offer would not result in an over subscription by participating shareholders. If such an offer was over subscribed as a result of larger shareholders tendering their shares, we would be required to purchase shares from all tendering shareholders on a pro rata basis. As a result, the number of shareholders would not be reduced, and we would not accomplish our objectives. In addition, the general tender offer could ultimately prove to be more costly than the odd-lot offer.

We also considered employing a reverse stock split, cash out merger or similar transaction. Under these alternatives, shareholders who own fewer than an established number of shares would be “cashed out” and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the stockholders, the success of reducing the number of stockholders and deregistering is much more certain. However, the Board did not view this alternative as comparably attractive primarily since it would not be voluntary for participating shareholders. Also, a reverse stock split impacts all stockholders rather than just the target group. This would leave many stockholders holding fractional shares. Because an odd-lot tender offer avoids these disadvantages, we decided it would be the best initial strategy to reduce the number of shareholders. Also, this Offer permits us to attempt to achieve the purposes of the Offer discussed above. If, however, we are not successful in reducing the number of shareholders below 300, we may once again consider these and other alternatives.

Effects Of The Tender Offer

At the record date, there were approximately 391 record holders of our common stock. At that date, approximately 164 of the record holders and 45 beneficial owners held 99 or fewer shares of our common stock and, as a result, are eligible to participate in this Offer. We calculate that if approximately 56% or more of our eligible record holders participate in the Offer, there will be less than 300 record stockholders. Participation by eligible beneficial owners will not necessarily reduce the number of our record shareholders. If upon the expiration of the Offer an insufficient number of record stockholders have tendered their shares to reduce the number of shareholders to less than 300, we may extend the Offer to allow eligible stockholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 300 or more record stockholders, we may make an additional offer to purchase shares of our common stock held by stockholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of shareholders, including a reverse stock split or cash out merger.

If this Offer results in the number of our stockholders of record falling below 300, we will be eligible to deregister our common stock with the SEC, and we currently intend to do so. Once we terminate the registration of our common stock under the Securities and Exchange Act, we will no longer file current and periodic reports with the SEC, including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K. We will also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to shareholders after deregistration may be less than the amount currently supplied. It will be more difficult for stockholders to obtain information about us. We will, however, still be subject to the record keeping and reporting policies and procedures of the Federal Reserve Board, the FDIC and the North Carolina Commissioner of Banks. We also currently intend to provide our remaining stockholders with copies of our annual audited financial statements after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC and deliver to stockholders and may not be accompanied by the Management’s Discussion and Analysis in the same format. We will also continue to be subject to the antifraud rules and regulations of the SEC. This means that, among other things, officers and directors cannot trade in the common stock on the basis of material, nonpublic information.

If we terminate our registration of the common stock with the SEC, we will no longer be eligible to have our stock quoted on the OTC Bulletin Board. We anticipate that our common stock will thereafter be quoted on the Pink Sheets Electronic Quotation System, but we cannot guarantee whether or when this will occur. We also cannot guarantee that an active market will exist for the remaining shares of our common stock. As a result, the limited trading market for our common stock may make it more difficult for holders to dispose of their shares. However, the Company’s common stock is currently not traded at all on many eligible trading days. As a result, the amount of liquidity lost from no longer trading on the OTC Bulletin Board may not be as significant as it would be for other publicly traded institutions.

Although the deregistration of our common stock will result in remaining stockholders not being afforded all of the benefits of a public company, we feel other positive results will occur. We anticipate that senior management will be less preoccupied with the burdensome reporting, proxy and audit requirements applicable to the public entities. This will permit management to focus on long-term business prospects beneficial to shareholders and customers. Also, the Company will avoid increasing legal, audit and accounting expenses for services required by a reporting company.

Although we intend to deregister our common stock with the SEC if the number of record shareholders falls below 300 at the completion of this Offer, there is no guaranty that this will be the result of the Offer. In fact, there is a good chance that we may not reduce the number of stockholders below the required amount. If that happens, we will likely explore other alternatives to reduce the number of stockholders and, if it remains in the best interests of the Company, to deregister with the SEC. Otherwise, we will either continue to be a publicly traded company subject to the reporting requirements of the Exchange Act.

We anticipate all shares of common stock purchased under this Offer will be retired. The record and beneficial shareholders who are eligible to participate in this Offer hold approximately 6,600 shares of the Company’s common stock. This represents 0.94% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining stockholders.

Also, if all eligible stockholders participate in this Offer, we expect to pay approximately $250,800 in the aggregate to purchase these shares. As a result, we do not believe the completion of this Offer will have any material affect on our financial condition or results of operations. Purchases of stock will be funded with our cash and other liquid assets. We do not anticipate borrowing any funds to purchase shares in connection with this Offer. Also, aside from ceasing to be an SEC reporting company (provided we are eligible to do so), we intend to continue to operate our business in primarily the same manner as currently conducted. Although we can not guaranty the continual payment of a dividend, we do not intend to change our current dividend policy or practice at this time. No changes in our executive officers or Board of Directors are anticipated to result from this Offer.

Tendering stockholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or dividends paid by the Company. Conversely, tendering stockholders will not face the risk of any decrease in the value of the Company’s common stock.

Certain United States Federal Income Tax Consequences

Neither the Company nor any non-tendering shareholder is expected to incur any United States federal income tax liability as a direct result of the completion of this Offer. If you tender your shares in this Offer, your receipt of cash in exchange for your shares will be a taxable transaction for United States federal income tax purposes. The transaction may also qualify as a taxable transaction for state, local and foreign taxation purposes.

In general, if you are an individual (i) who is a United States citizen, (ii) who has purchased the shares in the Company as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of his or her shares held in the Company, and (iv) who is not affiliated with any other person or entity who will own shares in the Company after the Offer is completed (a “Typical Shareholder”), the Company expects that you will be treated for United States federal income tax purposes as if you had sold your shares for the cash paid by the Company. You would recognize gain or loss in the sale in an amount equal to the amount by which the cash you receive from the Company exceeds or is less than your tax basis in the shares sold to the Company. The gain or loss would constitute a capital gain or loss that would be classified as long term or short term capital gain depending upon how long you have held the shares. If you have held the shares for more than one year, the gain or loss would be long term; otherwise the gain or loss would be short term. Long term capital gain is currently subject to a significantly lower maximum tax rate than short term capital gain or ordinary income. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.

If you do not fit within the definition of Typical Shareholder, you may be subject to United States federal income tax consequences different from or in addition to those described in the preceding paragraph. Even shareholders who do fit within the definition of Typical Shareholder may be subject to particular circumstances which may make them subject to United States federal income tax consequences that are different from or in addition to those described above. In either case the differences may be material.

Please also review the discussion entitled “Terms of The Offer – Procedure for Tendering Shares – Backup U.S. Federal Income Tax Withholding.”

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE STOCKHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE STOCKHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

Determination Of Fairness Of Offer By Our Board Of Directors

For reasons discussed below, the Board of Directors believes that this Offer is fair to affiliated and unaffiliated stockholders of the Company, whether or not such stockholders are eligible to participate in this odd-lot Offer. This belief is based on the Board of Directors’ knowledge of the Company’s business as well as other factors. Specifically, the Board of Directors believes that this Offer is fair to eligible stockholders for the following reasons:

•	This Offer is voluntary. Eligible stockholders are not required to tender their shares.

•	The Offer purchase price is at a premium to current trading prices. We are offering to pay $38.00 for each share of common stock tendered under this Offer, which represents a $4.25 or 12.6% premium over the last share sales price for our common stock reported on September 18, 2003.

•	The Offer purchase price is higher than any traded price since the payment of the last return of capital dividend on January 24, 2001.

•	Eligible stockholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

•	This Offer provides eligible stockholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity. However, these benefits must be weighed against the fact that tendering shareholders will no longer benefit from future earnings and growth in the Company or our common stock.

Our Board of Directors also believes that the Offer is fair to stockholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board’s consideration of the following material factors:

•	If we are able to terminate the registration of our common stock under the Exchange Act, we believe that the cost savings will benefit those stockholders who did not participate in the Offer. These cost savings include known and unknown expenses which will be incurred by public companies under the Sarbanes-Oxley Act. Also, management will be able to better focus its resources on operating the Company’s business. These cost savings and increase in focus should enhance our ability to increase the Company’s profitability. Even if the Company continues to have more than 300 stockholders after the completion of this Offer, we will eliminate certain administrative expenses related to the small stockholders who tendered their shares pursuant to this Offer.

•	If we succeed in deregistering our common stock with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide annual audited financial information to our stockholders. We will also be subject to the regulatory and supervisory authority of other governmental agencies applicable to bank holding companies and state savings banks, including the Federal Reserve Board, the FDIC, and the North Carolina Commissioner of Banks.

•	If our common stock is no longer subject to the Exchange Act reporting requirements, we will no longer be eligible to have our stock quoted on the OTC Bulletin Board. This could adversely effect the liquidity, trading volume and marketability of our common stock even further than currently existing. However, we do not anticipate this change to have a significant impact on the remaining shareholders. There has not been a very active trading market for the shares of common stock in the past 12 months on the OTC Bulletin Board. Also, although we cannot guarantee how and when it will occur, we anticipate that the Company stock will trade on the Pink Sheets Electronic Quotation System.

The above discussion is not intended to be exhaustive. It is intended to include some of the material factors upon which we based our determination that the Offer is fair to all stockholders. Because of the voluntary nature of the transaction and the fact purchases will be made at a premium to current market price, our Board of Directors did not deem it relevant to consider the Offer price as compared to the going concern value, liquidation value, book value or similar value. In reaching this determination that the Offer is fair to all stockholders, our Board of Directors considered all factors as a whole and did not assign specific weight to particular factors. Individual directors may have given different weight to these factors. However, none of the factors that our Board of Directors considered led the Board to believe that the Offer is unfair to stockholders.

This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees. Given the consensus of our Board of Directors that the Offer is fair to stockholders who are eligible and not eligible to participate in the Offer, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the Offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this Offer. Because of the very small size of this Offer and the premium of the purchase price offered over the market price on the record date, the Board determined that the engagement of an unaffiliated shareholder representative on behalf of unaffiliated stockholders was not practical or advisable.

Our Board of Directors also believes that the Offer is procedurally fair since it is voluntary. As a result, shareholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

No vote of stockholders related to this Offer is required under North Carolina law, and the vote of directors did not deem a vote of stockholders necessary given the circumstances of the transaction.

NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.

Entitlement to Regular Quarterly Dividend Declared September 16, 2003

Shareholders who tender their shares in the Offer will still receive the regular $0.25 per share dividend declared by our Board of Directors on September 16, 2003 and payable to shareholders of record on October 6, 2003. This dividend will be paid on October 15, 2003, which is prior to the scheduled date this Offer is to close. However, if you tender your shares in connection with this Offer, you will not have any rights to receive dividends that may be declared after this Offer is completed.

Possibility Of Second Transaction to Reduce The Number of Stockholders

If this Offer does not result in the Company having fewer than 300 stockholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this Offer would be exchanged for cash. The purpose of this second step would be to reduce the number of our stockholders below 300 so that we would be eligible to deregister our common stock with the SEC. Such a second step transaction may be subject to shareholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, stockholders may or may not have dissenters’ rights with respect to that transaction.

TERMS OF THE OFFER

General

We are offering to purchase all shares of our common stock held by stockholders who own 99 or fewer shares of our common stock as of the close of business on September 19, 2003, the record date. Properly tendered shares by these odd-lot stockholders will be purchased at $38.00 per share, which is a $4.25 or 12.6% premium over the last share sales price of our common stock reported on the OTC Bulletin Board on September 18, 2003, the last trade date prior to the close of the record date. A proper tender will include delivery of a properly executed Letter of Transmittal to the Depositary at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made as soon as practicable upon the expiration of the Offer.

You may tender your shares only if you are the owner of record of 99 or fewer shares of our common stock. You are also eligible to participate in this Offer if you are the beneficial owner of the 99 or fewer shares held in “street name.” These shares will often be held in a brokerage account maintained by you.

All questions about eligibility of any stockholder to participate in this Offer will be determined by us in our sole discretion. If you have questions regarding your eligibility as to this Offer, you may contact our Information Agent at (800) 339-4408.

Participation in this Offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a stockholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you are a holder of 99 or fewer shares and you elect to accept this Offer, you must tender all of your shares. This Offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.

We estimate that approximately 164 of our 391 stockholders of record plus approximately 45 beneficial stockholders are eligible to participate in this Offer. These eligible shareholders own approximately 6,600 issued and outstanding shares of our common stock. Assuming all of these stockholders elect to participate in the Offer, and the shares are properly tendered at the Offer price of $38.00 per share, the total cost to us for purchasing these shares will be $250,800. All purchases we make pursuant to this Offer will be funded with our cash and other liquid assets.

Because we are offering to purchase shares only from stockholders owning 99 or less shares of our common stock, this Offer constitutes an “odd-lot tender offer” and is being conducted pursuant to Rule 13e-4(h)(5) of the Exchange Act. Also, because at the completion of this Offer the number of stockholders of record might be reduced to below 300, this Offer also constitutes a “going-private transaction” and is being conducted in compliance with Rule 13e-3 of the Exchange Act.

Conditions Of The Offer

This Offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible stockholder must be for all of your shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.

Expiration And Extension Of The Offer; Amendment

The expiration date of this Offer is October 29, 2003, unless we elect to extend the Offer to a later date or terminate it earlier at our discretion. Your Offer documents must be received by the Depositary no later than 5:00 p.m. Eastern Standard Time on the expiration date, or at any date thereafter to which the Offer is extended by us.

We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn.

We also reserve the right, in our sole discretion, to terminate the Offer subject to applicable law.

In addition, subject to compliance with applicable law, we further reserve the right to amend the Offer in any respect in our sole discretion. Amendments to the Offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced expiration date. “Business Day” means any day other than a Saturday, Sunday or United States federal holiday.

We intend to make any public announcement changing or extending the Offer promptly to stockholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than issuing a press release.

Procedure For Tendering Shares

Record Holders. If you are an eligible stockholder for this Offer, and you wish to tender those shares for which you are the stockholder of record, you should complete and sign the Letter of Transmittal (the blue document) according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to the Depositary at 10 Commerce Drive, Cranford, NJ 07016-3572 on or prior to 5:00 p.m. Eastern Standard Time on October 29, 2003.

We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company (“DTC”), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an “Eligible Institution”). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.

If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record stockholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record stockholder appears on the stock certificate.

Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact the Depositary at 908-497-2300 for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether they will impose transaction costs with respect to the tender of your shares.

Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Depositary before the expiration date of the Offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document (the yellow document). This Notice of Guaranteed Delivery must be delivered to the Depositary before the expiration date of the Offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed signed Letter of Transmittal (or an agent’s message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three (3) business day of the expiration of the Offer in order for your tender to be effective.

Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering stockholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.

The Depositary will set up a separate account at DTC for purposes of this Offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary’s account. Even if delivery of the shares is made through a book-entry transfer in this manner, the Depositary must receive either (a) a properly completed and executed Letter of Transmittal or manually executed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an “agent’s message,” as described below, in the case of the DTC transfer. In addition, all other documents required by the Letter of Transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the Letter of Transmittal, an agent’s message and/or the other documents required by the Letter of Transmittal, the guaranteed delivery procedure described above must be followed. The term “agent’s message” means a message transmitted by DTC to the Depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares and that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

Backup U.S. Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 30% of the gross payments made to stockholder for shares purchased under this Offer, each stockholder who has not otherwise established an exemption from such withholding must provide the Depositary with the stockholder’s correct taxpayer identification number. You should provide this information by completing the substitute From W-9 included in the letter of transmittal. If you are tendering through your broker, bank or other nominee holder, there is a separate copy of the substitute Form W-9 included for this purpose. Certain stockholders (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding rules. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.

Lost Or Destroyed Certificates

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact the Depositary at the address and phone number listed at the end of this Offer to Purchase for instructions on submitting a lost share affidavit. This lost share affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You may be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated.

Termination Of Validity; Rejection Of Shares

We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including time and receipt), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular stock or any particular stockholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering stockholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Representations Of Tendering Stockholders

A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares as of the record date, (ii) you are tendering all of the shares beneficially owned by you, and (iii) you hold a “net long position” in our common stock equal to a number of tendered shares. You are also deemed to have represented that you own the tendered shares free and clear of any liens or other encumbrances and that you have the authority to sell the tendered shares to us. It is a violation of the securities laws for a person, directly or indirectly, to tender shares for that person’s account unless, at the time of the tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver or cause to be delivered the shares in accordance with the terms of the Offer. You will also agree to complete any additional documents that we request in order to complete the sale of your shares to us. You acknowledge that the Company’s acceptance for payment of the shares tendered under this Offer will constitute a binding agreement between you and the Company upon the terms and conditions described in this Offer to Purchase and related documents.

Return Of Unpurchased Shares

If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned as soon as practicable after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering stockholder. In each case, shares will be returned or credited without expense to the tendering stockholder.

No Dissenters’ Rights

Whether or not you tender your shares, dissenters’ rights are not available in connection with this Offer.

Absent Of Shareholder Vote

This Offer is not subject to a shareholder vote.

Withdrawal Rights

You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within twenty (20) business days following the expiration of the Offer or any extension thereof.

In order to effectively withdraw your tender, you will need to provide the Depositary with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, and the name of the registered stockholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account) then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

All questions about the form and validity (including the time and receipt) of any Notice of Withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor any one else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.

You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the withdrawn shares before the expiration date of this Offer.

Purchase And Payment

Promptly following the expiration date of this Offer, we will accept your payment and pay for, and thereby purchase, shares properly tendered and not withdrawn prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.

Brokerage Commission

If you are a record stockholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether the transaction costs are applicable to your transaction.

Source And Amount Of Funds

We have estimated that the total number of shares that may be sold by eligible stockholders pursuant to this Offer is approximately 6,600. Assuming all the eligible stockholders elect to participate in the Offer and the shares offered are purchased at the Offer price of $38.00 per share, the total cost to us would be $250,800. This amount does not include our expenses associated with this Offer, which are estimated to be $72,000, as discussed below under “Fees and Expenses.”

We anticipate that we will pay for all validly tendered shares, as well as of the costs and expenses of this Offer, with cash on hand and, if necessary, through dividends from the Bank.

Fees and Expenses

We will pay all fees and expenses associated with this Offer. We estimate that our total expenses associated with this Offer will be $72,000, consisting of the following:

Information Agent Fee	$4,500
Depositary Fee	$4,000
Legal fees	$40,000
Accounting fees	$5,000
Financial Advisory Fee	$7,500
Printing and mailing costs	$6,400
SEC filing and Edgar fees	$1,100
Miscellaneous	$3,500

Total Estimated Expenses	$72,000

Our directors, officers and employees may also solicit tenders pursuant to this Offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

The Information Agent and Depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has also agreed to indemnify the Depositary and the Information Agent against certain liabilities in connection with this Offer.

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this Offer to their customers.

In the event any eligible shareholder has lost their stock certificate(s), we will pay the fee charged by the Depositary for lost certificates, provided that the shareholder executes the requisite affidavit and indemnity instruments.

INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

Our common stock is traded on the over the counter market with quotations available through the OTC Bulletin Board under the symbol “CDLC.” The following table reflects the high and low sales price for our common stock for each quarter during the last two years.

	Stock Price
	High	Low
2003
First Quarter	$28.50	$28.00
Second Quarter	$31.75	$27.00
Third Quarter[1]	$34.75	$30.50

2002
First Quarter	$32.00	$30.50
Second Quarter	$32.00	$30.00
Third Quarter	$33.00	$29.15
Fourth Quarter	$34.96	$28.50

2001
Third Quarter	$29.50	$26.10
Fourth Quarter	$31.90	$28.77

On September 19, 2003, the record date for this Offer, the bid price for our common stock was $33.80 and the asking price was $34.25 per share. The Company has a total of 699,156 shares issued and outstanding at the time of this Offer.

The following table reflects the dividend payment frequency of the Company for the last two years.

Regular Dividends
2003
First Quarter	$1.00
Second Quarter	$0.25
Third Quarter	$0.25

2002
First Quarter	$0.25
Second Quarter	$0.25
Third Quarter	$0.25
Fourth Quarter	$0.25

[1]	Information current as of September 19, 2003, the record date of this Offer.

2001
Third Quarter	$0.17
Fourth Quarter	$0.24

Although our payment of dividends are subject to certain requirements and limitations under North Carolina corporate law, except as set forth in this discussion, neither the North Carolina Commissioner of Banks nor the FDIC have promulgated any regulations specifically limiting our right to pay dividends. However, the ability of the Company to pay dividends (or to repurchase shares) may be dependent upon our receipt of dividends from the Bank, our wholly owned subsidiary.

A North Carolina-chartered stock savings bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such transaction(s) would reduce its net worth to an amount which is less than the minimum amount required by applicable federal and state regulations. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become “undercapitalized” (as such term is defined in the applicable law and regulations).

The Bank is also not permitted to declare or pay a cash dividend on or repurchase any of its capital stock if the effect thereof would be to cause its net worth to be reduced below the amount required for the liquidation account established in connection with the Bank’s conversion from mutual to stock ownership. Under FDIC regulations, stock repurchases may be made by the savings bank only upon receipt of FDIC approval.

Management Information

Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least five (5) years.

George W. Brawley, Jr., age 70, is President, Chief Executive Officer, and Chairman of the Board of Directors of the Company. He has been an employee of the Bank since 1957, and he has served as a director of the Bank since 1968. He has also served as a director of the Company since it was incorporated in 1997.

Dale W. Brawley, age 46, is Executive Vice President and Treasurer of the Company and the Bank. He has been employed by the Bank since 1980. He has served as a member of the Company’s Board of Directors since it was incorporated in 1997.

Donald R. Belk, age 71, is President of E.F. Belk & Son, an electrical contracting business located in Mooresville, North Carolina. He has been employed by E.F. Belk & Son since 1951. He has also served as a director of the Bank since 1974 and as a director of the Company since its incorporation in 1997.

Jack G. Lawler, age 75, is retired after serving as President of Taltronics, Inc., an electronic components manufacturer and division of Tally Industries. Mr. Lawler has served as a director of the Bank since 1992 and as a director of the Corporation since it was incorporated in 1997.

Claude U. Voils, Jr., age 74, is a retired chemist. He was formerly employed by National Starch Chemical Manufacturer in Mooresville, N.C. Mr. Voils has served as a member of the Bank’s Board of

Directors since 1970 and as a member of the Company’s Board of Directors since its incorporation in 1997.

Don E. Mills, Jr., age 46, is an optometrist employed by Optometric Eye Care Center in Mooresville, N.C since 1987. He has served as a member of the Board of Directors of the Bank and the Corporation since 1999.

Billy R. Williams, age 43, serves as the Secretary and Controller of the Company and the Bank. He has been employed by the Bank since 1986.

Richard E. Woods, age 54, is the Vice President and Compliance Officer of the Company and the Bank. He has been employed by the Bank since 1980.

Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Beneficial Ownership Of Directors And Executive Officers

The following table sets forth certain information regarding the shares of the Company’s common stock owned by each member of the Boards of Director of the Company and the Bank, certain executive officers of the Company and the Bank, and the directors and executive officers of the Company and the Bank as a group. This information is presented as of September 19, 2003, the record date. As of that day, no other persons beneficially held of record more than 5% of the Company’s common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2]	Percentage of Class[3]

Claude U. Voils, Jr. 221 South Academy Street Mooresville, NC 28115	126,246[4,5,6]	18.0%

Jack G. Lawler 1312 7th Avenue, N.E. Jacksonville, AL 36265	126,246[4,5]	18.0%

Donald R. Belk 630 Belk Road Mt. Ulla, NC 28125	129,799[4,5,7]	18.5%

Don E. Mills, Jr. 121 Colony Drive Mooresville, NC 28115	120,878[4,8]	17.3%

George W. Brawley, Jr. 143 Bufflehead Mooresville, NC 28115	50,871[9]	7.1%

Dale W. Brawley 523 Houston Road Troutman, NC 28166	39,737[10]	5.5%

Billy R. Williams 4085 Brown Road Mt. Ulla, NC 28125	16,548[11]	2.3%

Directors and Executive Officers as a Group (8 Persons)	263,773[12]	34.8%

[1]	Voting and investment power is not shared unless otherwise indicated.
[2]	Unless otherwise noted, all shares are owned directly or indirectly by the named individuals, by their spouses and minor children, or by other entities controlled by the named individuals.
[3]	Calculated by dividing the number of shares deferred beneficially owned by the person(s) by a denominator equal to the sum of (i) 699,156, which is the number of shares of Common Stock outstanding at the record date, and (ii) the number of shares of Common Stock which may be purchased by such person(s) within 60 days of the record date pursuant to the Company’s Stock Option Plan.
[4]	Includes 115,525 allocated and unallocated shares of the Company’s Common Stock held by the Mooresville Savings Bank, Inc., SSB Employee Stock Ownership Plan (the “ESOP”). Messrs. Voils, Lawler, Belk and Mills serve as the trustees of the ESOP, and the trustees of the ESOP share certain voting and investment power for such shares.
[5]	Includes (i) 3,372 shares of the Common Stock which may be purchased within 60 days of the record date by each of Messrs. Voils, Lawler and Belk pursuant to options granted under the Coddle Creek Financial Corp. Stock Option Plan (the “Stock Option Plan” or the “Plan”), and (ii) 1,349 shares of the Company’s Common Stock awarded to each of Messrs. Voils, Lawler and Belk on January 26, 1999 under the Mooresville Savings Bank, Inc., SSB Management Recognition Plan (the “MRP”), 25% of which vested immediately upon grant, and 25% of which vested on each of January 26, 2000, 2001 and 2002.
[6]	Includes 6,000 shares of the Common Stock owned jointly with Mr. Voils’ wife.
[7]	Includes 1,553 shares owned by Mr. Belk’s wife, for which Mr. Belk disclaims beneficial ownership.
[8]	Includes (i) 800 shares of the Common Stock which may be purchased within 60 days of the record date pursuant to options granted under the Company’s Stock Option Plan, and (ii) 315 shares owned by his wife.
[9]	Includes (i) 16,862 shares of the Common Stock which may be purchased within 60 days of the record date pursuant to options granted under the Company’s Stock Option Plan, (ii) 1,024 shares held in the Bank’s 401(k) Plan for the benefit of Mr. G. Brawley, (iii) 6,745 shares of the Company’s Common Stock awarded to Mr. G. Brawley on January 26, 1999 under the MRP, 25% of which vested immediately upon grant and on each of January 26, 2000, 2001, and 2002, (iv) 4,050 shares allocated to Mr. G. Brawley under the ESOP through December 31, 2002, (v) 6,000 shares owned by Mr. G. Brawley’s wife, for which Mr. G. Brawley disclaims beneficial ownership, and (vi) 1,000 shares owned jointly with Mr. G. Brawley’s mom.
[10]	Includes (i) 16,862 shares of the Common Stock which may be purchased within 60 days of the record date pursuant to options granted under the Company’s Stock Option Plan, (ii) 6,815 shares of Common Stock held in the Bank’s 401(k) Plan for the benefit of Mr. D. Brawley, (iii) 6,745 shares of the Company’s Common Stock awarded to Mr. D. Brawley on January 26, 1999 under the MRP, 25% of which vested immediately and on each of January 26, 2000, 2001, and 2002, (iv) 3,787 shares allocated to Mr. D. Brawley under the ESOP through December 31, 2002, and (v) 1,210 shares owned by his wife and minor children.

[11]	Includes (i) 6,745 shares of the Common Stock which may be purchased within 60 days of the Record Date pursuant to options granted under the Company’s Stock Option Plan, (ii) 2,573 shares of the Common Stock held in the Bank’s 401(k) Plan for the benefit of Mr. Williams, (iii) 2,697 shares of Common Stock awarded on January 26, 1999 under the MRP, 25% of which vested immediately and on each of January 26, 2000, 2001, 2002 and 2003, (iv) 3,227 shares allocated to Mr. Williams under the ESOP through December 31, 2002, and (v) 404 shares for which Mr. Williams shares voting and investment power.
[12]	The 115,525 shares held by the ESOP for which the trustees, Messrs. Voils, Lawler, Belk and Mills share voting and investment power, as well as ESOP shares allocated to the executive officers, have been included only once in the total number of shares owned beneficially by the directors and officers as a group.

Certain of the above officers are participants in the Coddle Creek Financial Corp. Stock Option Plan, as approved by the stockholders on January 26, 1999 and amended on April 21, 1999 (the “Stock Option Plan”). The above officers and directors are also eligible to participate in the Mooresville Savings Bank, Inc., SSB Management Recognition Plan (“MRP”). The Stock Option Plan and MRP are discussed in more detail in Item 10 of the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2002.

Certain Indebtedness and Transactions of Management

We make loans to our executive officers and directors, as well as their family members and affiliated entities, in the ordinary course of our business. These loans are currently made on the same terms, including interest rates and collateral, as those then prevailing for comparable transactions with nonaffiliated persons. These loans do not involve more than the normal risk of collectibility or present any other unfavorable features. Applicable regulations prohibit us from making loans to executive officers and directors on terms more favorable than could be obtained by non-executive employees. The Bank’s policy concerning loans to executive officers and directors currently complies with such regulations.

Summary Consolidated Financial Information

The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries for the 12 months ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the 12 months ended December 31, 2001 and 2002, which are incorporated herein by reference to our annual report on Form 10-KSB for the year ended December 31, 2002, and our unaudited consolidated financial information as of, and for the six months ended, June 30, 2002 and 2003, which is incorporated herein by reference from our quarterly report on Form 10-QSB for the six months ended June 30, 2003. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.

Summary Of Financial Information

	June 30, 2003	December 31, 2002	December 31, 2001
	(Dollars in thousands)
Assets
Total cash and cash equivalents	$26,151	$19,129	$21,373
Total investment securities	3,042	2,920	3,268
Loans	107,423	112,608	120,787
Less: Allowance for loan losses	862	865	896
Deferred loan fees	933	899	825
Net loans	105,628	110,844	119,066
Premises and equipment, net	850	850	964
Other assets	5,306	5,207	5,178
Total assets	$140,977	$138,950	$149,849
Liabilities and Stockholders’ Equity
Total deposits	$115,652	$113,633	$112,899
Other liabilities	3,868	3,561	3,552
Notes payable	—	—	12,700
Total liabilities	119,520	117,194	128,851
Total stockholders’ equity	21,457	21,756	20,998
Total liabilities and stockholders’ equity	$140,977	$138,950	$149,849

Summary Statements of Operation

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001
	(Dollars in thousands, except per share data)
Total interest income	$4,030	$4,789	$9,264	$10,889
Total interest expense	1,537	1,972	3,685	6,497
Net interest income	2,493	2,817	5,579	4,392
Provision for loan losses	18	—	—	—
Total non-interest income	150	146	274	267
Total non-interest expense	1,941	2,132	3,960	2,849
Total income tax expense (credits)	224	322	694	(119)
Net Income (loss)	$460	$509	$1,199	$(431)
Gross earnings per share	$6.69	$8.04	$15.47	$17.69
Diluted gross earnings per share	$6.69	$8.03	$15.46	$17.69
Basic net earnings (loss) per common share	$0.74	$0.83	$1.94	$(0.68)
Diluted net earnings (loss) per common share	$0.74	$0.83	$1.94	$(0.68)
Book value per share	$30.68	$30.28	$31.12	$30.03
Earnings to fixed charges	$1.44	$1.42	$1.51	$0.91

Key Operating Ratios

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001
Return on assets (net earnings divided by average total assets) (4)	0.65%	0.73%	0.85%	(0.28%)
Return on equity (net earnings divided by average equity) (4)	4.32	4.86	5.69	(2.08)
Tangible-equity-to-assets ratio (average equity divided by average total assets)	15.06	15.02	15.03	13.38
Interest rate spread	3.34	3.64	3.62	2.26
Net interest margin (1)	3.70	4.16	4.11	2.94
Non-performing loans to total loans (2)	3.27	2.40	2.06	1.62
Non-performing assets to total assets (3)	2.60	2.11	1.68	1.33
Allowance for loan losses to total loans	0.82	0.73	0.78	0.75
Allowance for loan losses to non-performing loans	24.19	30.40	37.03	55.27
Net charge-offs to average loans	0.02	0.01	0.03	0.01
Non-interest expense to average assets (4)	2.74	3.06	2.82	3.37
Average interest-earning assets to average interest bearing liabilities	116.22	117.80	117.83	115.56

(1)	Net interest income/average interest earning assets.
(2)	Includes non-accruing loans and loans delinquent 90 days or more.
(3)	Includes non-performing loans and real estate owned.
(4)	Annualized.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information to this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We have filed our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002; and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, and applicable portions of these reports are incorporated by reference in this Offer to Purchase.

Any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration of the Offer, as it may be extended, will automatically be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing these documents.

No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13e-3 with the SEC relating to this Offer. You may read and copy of this or any other report or information that we file with the SEC at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC’s customary fees by writing to the SEC’s public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the commercial document retrieval services at the SEC’s website: www.sec.gov.

Questions concerning this Offer or the tender procedures and requests for assistance may be directed to the Information Agent at the telephone number listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this Offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder’s broker, dealer, bank, trust company or other nominee to the Depositary at the address listed below.

The Depositary for this Offer is:	The Information Agent for this Offer is:

Registrar and Transfer Company	Triangle Capital Partners, LLC
10 Commerce Drive	3600 Glenwood Avenue, Suite 104
Cranford, NJ 07016-3572	Raleigh, NC 27612
Phone (Toll Free) (800) 368-5948	Attn: Matthew H. Paramore
Phone: (908) 497-2300	Phone (Toll Free): (800) 339-4408
Fax: (908) 497-2311	Phone: (919) 719-4785
Fax: (919) 719-4777
www.trianglecapitalpartners.com

Coddle Creek Financial Corp.

347 North Main Street

Mooresville, North Carolina 28115

(704) 664-4888

October 1, 2003